UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Westmoreland Coal Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

960878106
(CUSIP Number)

December 31, 2017 and February 7, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.  960878106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners Master Fund, Ltd 98-1083428
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,032,339 and 845,589 (a)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,032,339 and 845,589 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,339 and 845,589 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51% and 4.51% (a)
12	TYPE OF REPORTING PERSON (see instructions) OO

(a) As of December 31, 2017 and February 7, 2018, respectively.

Page 2 of 9 pages

CUSIP No.  960878106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners 98-0652572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,032,339 and 845,589 (a)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,032,339 and 845,589 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,339 and 845,589 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51% and 4.51% (a)
12	TYPE OF REPORTING PERSON (see instructions) OO

(a) As of December 31, 2017 and February 7, 2018, respectively.

Page 3 of 9 pages

CUSIP No.  960878106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,032,339 and 845,589 (a)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,032,339 and 845,589 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,339 and 845,589 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51% and 4.51% (a)
12	TYPE OF REPORTING PERSON (see instructions) IN

(a) As of December 31, 2017 and February 7, 2018, respectively.

Page 4 of 9 pages

Item 1(a).	Name of Issuer:

The name of the issuer is Westmoreland Coal Company, a corporation organized under the laws of the State of Delaware (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being jointly filed by  (1) The Mangrove Partners Master Fund, Ltd. (the “Master Fund”), (2) Mangrove Partners, and (3) Nathaniel August. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Shares of the Issuer which are the subject of this Schedule 13G/A (the “Shares”) are held by the Master Fund. Beneficial ownership of the Shares is also claimed by (i) Mangrove Partners which serves as the investment manager of the Master Fund, and (ii) Nathaniel August who is the principal of Mangrove Partners. Beneficial ownership is specifically disclaimed by The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman), Ltd., each of which are shareholders of the Master Fund, and Mangrove Capital, the general partner of The Mangrove Partners Fund, L.P., all of whom were named in previous Schedule 13G filings made by the Reporting Persons with respect to the Shares but subsequently determined to not be beneficial owners.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Mangrove Partners and Nathaniel August is 645 Madison Avenue, 14th Floor, New York, New York 10022.

The principal business address of the Master Fund is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).	Citizenship:

Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 960878106

Page 5 of 9 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:		1,032,339 and 845,589 (*)
	(b)	Percent of Class:		5.51% and 4.51% (*)
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	1,032,339 and 845,589 (*)
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	1,032,339 and 845,589 (*)

(*) As of December 31, 2017 and February 7, 2018, respectively.

As the investment manager of the Master Fund, Mangrove Partners may be deemed the beneficial owner of the Shares owned by the Master Fund. Mr. August, as the principal of Mangrove Partners, may be deemed the beneficial owner of the Shares owned by the Master Fund.

The filing of this Schedule 13G/A shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person. Beneficial ownership is also specifically disclaimed by The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman), Ltd., each of which are shareholders of the Master Fund, and Mangrove Capital, the general partner of The Mangrove Partners Fund, L.P., all of whom were named in previous Schedule 13G filings made by the Reporting Persons with respect to the Shares but subsequently determined to not be beneficial owners.

Page 6 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Incorporated by reference to Exhibit A to this Schedule 13G/A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

Page 8 of 9 pages

SCHEDULE 13G

CUSIP No. 960878106

Exhibit A
JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that the foregoing Schedule 13G/A #3 with respect to the Common Stock of Westmoreland Coal Company is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without necessity of filing an additional joint filing agreement. This joint filing agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G/A #3 and, if necessary, Schedule 13D and any amendments to either or both, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement (a) represents the entire agreement among the parties with respect to the subject matter hereof, and all prior agreements or understandings relating to the subject matter hereof, written or oral, are nullified and superseded, and (b) may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of this 14th day of February, 2018.

THE MANGROVE PARTNERS MASTER FUND, LTD. By: MANGROVE PARTNERS the Investment Manager By: /s/ Nathaniel August Name: Nathaniel August Title: Director	MANGROVE PARTNERS By: /s/ Nathaniel August Name: Nathaniel August Title: Director
/s/ Nathaniel August Name: Nathaniel August

Page 9 of 9 pages